SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File No. 000-17007

NOTIFICATION OF LATE FILING

(Check One):         ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

  For Period Ended:         December 31, 2022

    ☐         Transition Report on Form 10-K

    ☐         Transition Report on Form 20-F

    ☐         Transition Report on Form 11-K

    ☐         Transition Report on Form 10-Q

  For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Full name of registrant: Republic First Bancorp, Inc.

Former name if applicable:

Address of principal executive office (Street and Number): 50 South 16th Street

City, state and zip code: Philadelphia, Pennsylvania 19102

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(b)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Republic First Bancorp, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) timely as the Company required additional time to file its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2022 (the “Form 10-Q”), which was filed with the Securities and Exchange Commission on March 15, 2023. The Company needed additional time to file the Form 10-Q to assess the disclosure controls and procedures of the Company’s internal controls and evaluate the appropriateness of the methodology and assumptions contained in, the model established by the Company’s prior management in connection with the required adoption of FASB’s Topic 326 – Current Expected Credit Losses (“CECL”) accounting standard. As such, the Company was unable to obtain and compile information required to be included in the financial statements for the Annual Report, and to draft and file the Annual Report within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael W. Harrington	(215)	735-4422
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Republic First Bancorp, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2023	By: /s/ Michael W. Harrington Michael W. Harrington Chief Financial Officer

ATTACHMENT TO FORM 12b-25

REPUBLIC FIRST BANCORP, INC.

The Company anticipates reporting net income of $13.9 million for the year ended December 31, 2022 compared to net income of $25.2 million for the year ended December 31, 2021. The decrease was due to an increase in non-interest expense of $22.5 million, or 19%, and a decrease of non-interest income of $6.3 million, or 20%. The decrease in non-interest expense was primarily due to an increase in legal expenses of $13.0 million due to litigation and other shareholder-related issues and the decrease in non-interest income was primarily due to a decrease in mortgage banking income of $8.7 million due to fewer originations due to the higher interest rate environment. However, these amounts are preliminary. The Company is still in the process of finalizing its year-end financial statements, including completion of its financial reporting processes and the audit by its independent public accountants. As a result, these amounts are subject to change.